Exhibit 99.61

AKUMIN INC.

Notice of Annual General and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the shareholders of Akumin Inc. will be held on May 14, 2020 at 10:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Canada, for the following purposes:

a)	to receive and consider the annual audited consolidated financial statements of Akumin for the fiscal year ended December 31, 2019, together with the auditors’ report thereon;

b)	to elect the directors of the Company who will serve until the end of the next annual meeting of shareholders;

c)

to appoint the Company’s external auditors, Ernst & Young LLP, who will serve until the end of the next annual meeting of shareholders, and to authorize the members of the Audit Committee of the Company to fix such auditor’s remuneration;

d)

to consider and, if deemed appropriate, to pass, with or without variation, a special resolution providing the Company’s board of directors with the ability, subject to approval by the Toronto Stock Exchange, to consolidate the Company’s common shares (“Common Shares”) based on a ratio of up to three (3) pre-consolidation Common Shares for one (1) post-consolidation Common Share, as more fully described in the accompanying Management Information Circular;

e)

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated Options under the Company’s Option Plan, as more particularly described in the accompanying Management Information Circular;

f)

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated RSUs under the Company’s RSU Plan, all as more particularly described in the accompanying Management Information Circular; and

g)	to consider such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

In this Notice, “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries, on a consolidated basis, as of the date hereof. “You” and “your” refer to Akumin shareholders.

Who has the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment(s) or postponement(s) thereof, if you were a holder of common shares (“Common Shares”) at the close of business on the record date, which the board of directors of the Company has fixed as April 7, 2020.

Your vote is important

This Notice is accompanied by the Management Information Circular, a form of proxy for a registered shareholder or a voting instruction form for a beneficial shareholder (collectively, the “Meeting Materials”). As an Akumin shareholder, it is important that you read the accompanying Meeting Materials carefully.

You are entitled to vote at the Meeting either in person or by proxy. If you are unable to attend the Meeting in person, you are requested to vote your Common Shares using the enclosed form of proxy or voting instruction form, as applicable.

Registered shareholders should complete and sign the enclosed form of proxy and return it in the envelope provided.

Alternative methods of voting by proxy are outlined in the accompanying Management Information Circular.

Proxies must be received by the Company’s transfer agent, TSX Trust Company, by no later than 10:00 a.m. (Toronto time) on May 12, 2020 either by: (a) mailing it to the following address: TSX Trust Company, 301-100 Adelaide Street West, Toronto ON M5H 4H1, Attention: Proxy Department; (b) faxing it to 416-595-9593; or (c) emailing a PDF copy to tsxtrustproxyvoting@tmx.com.

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Proxies may also be voted online at www.voteproxyonline.com by inserting the 12 digit control number listed on your proxy.

Alternatively, registered shareholders may attend the Meeting and vote in person by registering at the registration table on the day of the Meeting prior to the commencement of the Meeting.

If you are a non-registered beneficial shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Common Shares that are held through intermediaries.

Shareholders are reminded to review the Management Information Circular before voting.

We intend to hold the Meeting at the premises indicated above. However, in light of the rapidly evolving news and guidelines related to the COVID-19 outbreak, we ask that, in considering whether to attend the meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html) and any applicable federal, state, provincial or local public health guidelines. In particular, we encourage you not to attend the Meeting in person if you or someone you have been in close contact with has been infected with the novel coronavirus that causes COVID-19 or is experiencing cold or flu-like symptoms, or if you or someone you have been in close contact with has travelled to/from outside of Canada within the 14 days prior to the date of the Meeting. For the health and safety of all of our shareholders, we would encourage you to vote by proxy prior to the Meeting.

Please also be advised that we may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak, including, if we consider necessary or advisable, hosting the Meeting solely by means of remote communication. Please monitor our website at www.akumin.com in advance of the Meeting date for updates on this matter.

DATED this 7th day of April, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Riadh Zine

Riadh Zine

President and Chief Executive Officer, Director

Toronto, Ontario

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